04015634

CM 3/22

BB 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004 158

SEC FILE NUMBER
8-53103

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Pacific Coast Securities LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

204 E. Second Avenue #635

(No. and Street)

San Mateo	**CA**	**94402**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dominic Baldini **(650) 348-9400**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, Sixth Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Dominic Baldini**, swear (or affirm) that, to the best of my knowledge and belief the accompany financial statements and supporting schedules pertain to the firm of **Pacific Coast Securities LLC**, as of **December 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

Fin Op
____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PACIFIC COAST SECURITIES LLC

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING
SCHEDULES AND AUDITORS' REPORT

DECEMBER 31, 2003

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of CALIFORNIA

County of SAN FRANCISCO

On FEBRUARY 27, 2004 (Date) before me, PATRICIA JEAN COTLA, NOTARY PUBLIC (Name and Title of Officer (e.g., "Jane Doe, Notary Public"))

personally appeared DOMINIC BALDINI (Name(s) of Signer(s)),

☐ personally known to me – **OR** – ☑ proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

PATRICIA JEAN COTLA
Commission # 1411849
Notary Public - California
San Francisco County
My Comm. Expires Apr 18, 2007

WITNESS my hand and official seal.

Patricia Jean Cotla

Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: FINANCIAL STATEMENTS

Document Date: FEBRUARY 10, 2004 Number of Pages: 18

Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____________

☐ Individual
☐ Corporate Officer
Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer Is Representing: ____________

Signer's Name: ____________

☐ Individual
☐ Corporate Officer
Title(s): ____________
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____________

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer Is Representing: ____________

Harb Levy & Weiland
ACCOUNTANTS CONSULTANTS LLP

Independent Auditors' Report

To the Members of
Pacific Coast Securities LLC

We have audited the accompanying statement of financial condition of Pacific Coast Securities LLC as of December 31, 2003, and the related statements of operations, changes in members' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Coast Securities LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Francisco, California
February 10, 2004

Harb, Levy + Weiland LLP

Pacific Coast Securities LLC
Statement of Financial Condition
December 31, 2003

Assets

Cash	$	47,090
Accounts receivable		1,757
Furniture and office equipment (net of accumulated depreciation of $133)		867
	$	49,714

Liabilities and Members' Equity

Liabilities:		
Accounts payable and accrued liabilities	$	262
Members' equity		49,452
	$	49,714

See accompanying notes to financial statements

Pacific Coast Securities LLC
Statement of Operations
For the Year Ended December 31, 2003

Revenues:	
Investment advisory and management fees	$ 24,240
Commissions	25,662
Other income	3,324
Principal transactions	(647)
	52,579
Expenses:	
Employee compensation and benefits	24,983
Professional services	16,714
General and administrative	15,970
Commission expense	13,746
Taxes and licenses	7,197
Insurance	5,243
Rent	1,875
Depreciation	596
	86,324
Net loss	$ (33,745)

See accompanying notes to financial statements

Pacific Coast Securities LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2003

Balance at December 31, 2002	$151,197
Capital Contributions	42,000
Capital Distributions	(110,000)
Net loss	(33,745)
Balance at December 31, 2003	$ 49,452

See accompanying notes to financial statements

Pacific Coast Securities LLC
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash Flows from Operating Activities:	
Net loss	$ (33,745)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	596
Loss on sale of furniture and office equipment	3,810
Increase in accounts receivable	(267)
Decrease in accounts payable and accrued liabilities	(2,698)
Total adjustment	1,441
Net Cash Used in Operating Activities	(32,304)
Cash Flows from Investing Activities:	
Sale of furniture and office equipment	50
Purchase of furniture and office equipment	(1,000)
Net Cash Used in Investing Activities	(950)
Cash Flows from Financing Activities:	
Capital contributions	42,000
Capital distributions	(110,000)
Net Cash Used in Financing Activities	(68,000)
Decrease in Cash	(101,254)
Cash, beginning of year	148,344
Cash, end of year	$ 47,090

See accompanying notes to financial statements

1. Summary of Significant Accounting Policies

Business

Pacific Coast Securities, LLC (the Company) is a California limited liability company formed on December 4, 2000, which is wholly-owned by Pacific Coast Holdings, Inc. (the parent) as of December 31, 2003. The Company is registered with the Securities and Exchange Commission as a fully disclosed broker/dealer and is a member of the National Association of Securities Dealers.

The term of the Company is for thirty years, terminating in December 2030, unless terminated earlier. The term may be extended by amendment of the Operating Agreement.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member's account.

Cash

Cash consists of cash on deposit with a commercial bank and with a clearing organization which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on these cash balances.

Furniture and Office Equipment

Furniture and office equipment are recorded at cost. Depreciation is computed under the straight-line method using estimated useful lives of 5 to 7 years.

Revenue Recognition

Commission revenue and related expenses arising from security transactions are recorded on a trade date basis. Investment advisory fees are recorded quarterly at the beginning of the quarter.

Income Taxes

No provision for federal or California income taxes has been made since the Company's income is allocated to individual members for inclusion in their respective income tax returns.

Pacific Coast Securities LLC
Notes to Financial Statements
December 31, 2003

1. Summary of Significant Accounting Policies (continued)

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Related Party Transactions

In October 2003, the Company entered into an agreement with the parent to be reimbursed for certain operating expenses incurred by the Company. During the year ended December 31, 2003, the parent reimbursed $8,208 to the Company, which substantially offset the related expenses incurred by the Company.

The Company carries out its operations from office premises provided by the parent company. The parent does not charge any rent for use of such premises.

During 2003, the Company provided investment advisory services to one of its former members. The revenue from these services totaled approximately $22,500 for 2003, which represents 43% of total revenue of the Company.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $48,485, which was $43,485 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.0054 to 1.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: Pacific Coast Securities LLC as of December 31, 2003

1. Total ownership equity from Statement of Financial Condition			$ 49,452	3480
2. Deduct ownership equity not allowable for Net Capital			(-)	3490
3. Total ownership equity qualified for Net Capital			49,452	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			(-)	3520
B. Other (deductions) or allowable credits (List)			(-)	3525
5. Total capital and allowable subordinated liabilities			$ 49,452	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 867	3540		
B. Secured demand note delinquency	$	3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges	$	3600		
D. Other deductions and/or charges	$ 867	3610	(867)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 48,585	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings	$	3670		
C. Trading and investment securities:				
1. Exempted Securities	$	3735		
2. Debt securities	$	3733		
3. Options	$	3730		
4. Other securities	$ 100	3734		
D. Undue Concentration	$	3650		
E. Other (List)		3736	(100)	3740
10. Net Capital			$ 48,485	3750

OMIT PENNIES

6a: Non-allowable assets

Furniture and office equipment	$ 867
	$ 867

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: Pacific Coast Securities LLC as of December 31, 2003

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)			$ 17	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 5,000	3760
14. Excess net capital (line 10 less 13)			$ 43,485	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$ 48,459	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 262	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
19. Total Aggregate indebtedness			$ 262	3840
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)			0.54%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits	$	3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess capital (line 10 or 24)	$	3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

SCHEDULE II

Pacific Coast Securities LLC
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2003

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

SCHEDULE III

Pacific Coast Securities LLC
Information Relating to the Possession or
Control Requirements Under 15c3-3
December 31, 2003

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession and control provision of Rule 15c3-3.

Pacific Coast Securities LLC
Reconciliations Pursuant To Rules 15c3-1 and 15c3-3
December 31, 2003

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness	Percentage
Computation per respondent	$ 48,485	$ 262	0.54%
Computation per Schedule I	48,485	262	0.54%
Differences	$ -	$ -	

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

To the Members of
Pacific Coast Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of Pacific Coast Securities LLC, for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms
The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com www.hlwcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and the use of the Members, management, the SEC, NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Francisco, California
February 10, 2004

Harb, Levy + Weiland LLP